Consent of Independent Accountants

We hereby consent to the use in the Statement of Additional Information constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the "Registration Statement") of our report dated November 12, 1996, relating to the statement of assets and liabilities of Style Select Series, Inc., which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Prospectus which constitutes part of this Registration Statement. We also consent to the references to us under the headings "Reports to Shareholders" and "Independent Accountants and Legal Counsel" in such Statement of Additional Information and to the reference to us under the heading "Independent Accountants and Legal Counsel" in such Prospectus.

/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
November12, 1996